# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FinVolution Group, CIK 0001691445
CUSIP: G3524C107
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Building G1, 999 Dangui Road, Pudong New District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001975965
Persons authorized to receive notices and communications: Shaofeng Gu, Building G1, 999 Dangui Road, Pudong New District,, Shanghai, China (F4), 201203, 86 21 8030 3200

## Reporting persons
- Shaofeng Gu (CIK 0001730911): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 429,768,840; shared voting power 0; sole dispositive power 429,768,840; shared dispositive power 0; aggregate amount beneficially owned 429,768,840 (35.3% of the class)
  Comment: Note to Row (7), (9) and (11): Represents (i) 394,818, 900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 6,989,988 ADSs, representing 34,949,940 Class A ordinary shares, owned by PPD Investment Limited. PPD Investment Limited is beneficially owned by Mr. Shaofeng Gu through a trust, of which Mr. Shaofeng Gu is the settlor and Mr. Shaofeng Gu and his family members are the beneficiaries. Mr. Shaofeng Gu is the sole director of PPD Investment Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  Note to Row (13): This calculation is based on a total of 1,216,442,834 ordinary shares (being the sum of 649,742,834 Class A ordinary shares and 566,700,000 Class B ordinary shares) of the Issuer issued and outstanding as of December 31, 2025.
- PPD Investment Limited (CIK 0001975965): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 429,768,840; shared voting power 0; sole dispositive power 429,768,840; shared dispositive power 0; aggregate amount beneficially owned 429,768,840 (35.3% of the class)
  Comment: Note to Row (7), (9) and (11): Represents (i) 394,818, 900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 6,989,988 ADSs, representing 34,949,940 Class A ordinary shares, owned by PPD Investment Limited. PPD Investment Limited is beneficially owned by Mr. Shaofeng Gu through a trust, of which Mr. Shaofeng Gu is the settlor and Mr. Shaofeng Gu and his family members are the beneficiaries. Mr. Shaofeng Gu is the sole director of PPD Investment Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
  
  Note to Row (13): This calculation is based on a total of 1,216,442,834 ordinary shares (being the sum of 649,742,834 Class A ordinary shares and 566,700,000 Class B ordinary shares) of the Issuer issued and outstanding as of December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Name of issuer: FinVolution Group
Address of issuer's principal executive offices: Building G1, 999 Dangui Road, Pudong New District, Shanghai, China (F4), 201203
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the statement on Schedule 13D that was initially filed by Mr. Shaofeng Gu and PPD Investment Limited (collectively, the "Reporting Persons", and each, a "Reporting Person") with the Securities and Exchange Commission on January 6, 2021 (the "Schedule 13D"), relating to the Class A ordinary shares, par value US$0.00001 per share, of the Issuer. Except as expressly set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibit attached to the Schedule 13D is expressly incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the filing of the initial Schedule 13D and up to December 31, 2025, for the purpose of investing in the Issuer's securities, PPD Investment Limited purchased certain Class A ordinary shares of the Issuer, which are represented by ADSs, in open market transactions from time to time at then prevailing market prices. As a result of these purchases, PDD Investment Limited acquired an additional 13,512,260 Class A ordinary shares of the Issuer. The source of funds for these transactions is the working capital of PPD Investment Limited.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

During the past 60 days, the Reporting Persons purchased certain Class A ordinary shares of the Issuer in the form of ADSs (each representing five Class A ordinary shares) in open market transactions as follows:

Transaction Date Number of ADSs Acquired Price per ADS (US$)
2025/12/02 5,000 4.98
2025/12/02 10,000 4.98
2025/12/03 5,000 4.97
2025/12/03 10,000 4.97
2025/12/04 5,000 5.04
2025/12/04 10,000 5.04
2025/12/05 5,000 5.20
2025/12/05 5,521 5.18
2025/12/08 5,000 5.36
2025/12/08 828 5.21
2025/12/09 5,000 5.16
2025/12/09 10,000 5.16
2025/12/10 10,000 5.20
2025/12/10 5,000 5.24
2025/12/11 5,000 5.24
2025/12/11 2,364 5.20
2025/12/12 5,000 5.31
2025/12/15 10,000 5.18
2025/12/15 5,000 5.21
2025/12/16 10,000 5.13
2025/12/16 5,000 5.13
2025/12/17 10,000 5.19
2025/12/17 5,000 5.20
2025/12/18 5,000 5.22
2025/12/18 6,502 5.20
2025/12/19 10,000 5.19
2025/12/19 5,000 5.25
2025/12/22 5,000 5.26
2025/12/22 10,000 5.21
2025/12/23 200 5.18
2025/12/23 5,000 5.34
2025/12/24 5,000 5.42
2025/12/26 5,000 5.43
2025/12/29 8,223 5.20
2025/12/29 5,000 5.26
2025/12/30 5,000 5.28
2025/12/31 5,000 5.25
2025/12/31 5,100 5.21

## Signatures
- Shaofeng Gu: /s/ Shaofeng Gu, Shaofeng Gu (01/12/2026)
- PPD Investment Limited: /s/ Shaofeng Gu, Shaofeng Gu/Director (01/12/2026)
Comment: Exhibit No. 1 - Joint Filing Agreement dated January 6, 2021 by and between the Reporting Persons (incorporated herein by reference to Exhibit No. 1 to the Schedule 13D (File No. 005-90316) filed with the Securities and Exchange Commission on January 6, 2021).